 

FOR INVESTORS   FOR FOUNDERS

Business
Made Simple









7
Businesses launched, so far.

11
Founders helped, so far.

285K
In capital deployed, so far.

Launching & Funding 24 Businesses In 2024.

Join us on our mission to revolutionize entrepreneurship.

FOR FOUNDERS

FOR INVESTORS



We Unlock Founders

Every groundbreaking business begins with a bold vision. At NineOneSix, we turn the daring dreams of founders into formidable market realities. By providing a wealth of tools, resources, and expert guidance, we empower entrepreneurs to navigate the complexities of business growth and make a lasting impact. Join us in a movement where innovation thrives and every challenge is an opportunity for success.

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We Grow Businesses

With a robust ecosystem designed to nurture growth, we transform ambitious startups into thriving enterprises. Our strategic support covers every angle, from financial scaffolding to technology and market positioning, ensuring that the businesses we partner with are built on solid foundations and poised for lasting impact.

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How We Do It

Our approach is a blend of strategy and support, delivering custom solutions across finance, law, tech, and marketing to turn entrepreneurial visions into successful enterprises.

FUNDING & CAPITAL RAISING   LEGAL & GOVERNANCE   TECHNOLOGY   SALES   MARKETING & MEDIA   OPERATIONS   FINA

Customized Funding Stratgies

Our approach to capital raising is as unique as your business. With a keen eye on the market pulse and a deep understanding of investment criteria, we craft funding strategies that resonate with the right investors. From drafting compelling narratives to negotiating terms, we're with you at every step, committed to securing your venture's financial backbone.



👉 Equity Financing:

Tap into our network of angel investors and venture capitalists to exchange capital for ownership stake

👉 Debt Financing

Access a variety of loans and credit facilities tailored to support your business's growth while maintaining equity.

👉 Grants Sourcing:

Unlock non-dilutive funding options by identifying and applying for relevant grants that align with your venture's objectives.



👉 Investor Relations:

Maintain clear, effective communication with stakeholders, ensuring they are aligned with your company's vision and progress.

👉 Crowdfunding Strategies:

Leverage the power of the crowd with strategic campaigns that engage and convert supporters into funders.

👉 Financial Modeling:

Develop robust financial models that provide insights and forecasts, empowering you to make informed decisions and impress potential investors.

What Our Founders Are Saying



"They Made Things So Simple"

NineOneSix streamlined our journey, demystifying capital raising and technology integration, making what seemed complex remarkably simple and profoundly effective.

Lauren Gerardi

wanDRNest



@TWENTYFOURX2024

Let's Do Something
Awesome Together

We would love to hear from you!

Say Hello

hello@nineonesixsystems.com

2400 Old Brick Rd. Glen Allen, VA 23060

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